FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 22, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on August 20, 2021

CELLCOM ISRAEL ANNOUNCES SUBSIDIARY'S OFFER TO
PURCHASE XFONE - UPDATE

Netanya, Israel – August 20, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous report (dated August 18, 2021) regarding Golan Telecom Ltd., or Golan, a wholly owned subsidiary of the Company's offer to purchase the full share capital of Marathon (018) Xfone Ltd. or its activity (the "Offer"), Golan submitted an updated offer per Xfone arrangement manager's request, which includes, among others, updating the total sum to be paid to Xfone's creditors (other than to the controlling shareholders of Xfone) to up to NIS million 65 and a "safety net" to Xfone's creditors (other than to the controlling shareholders of Xfone) guaranteeing payment up to such amount to Xfone's creditors (other than to the controlling shareholders of Xfone) and continued employment to the employees, also in case Xfone enters liquidation procedures, for any reason before its sale is completed, following approval of Golan's Offer by the creditors meeting and the court.

The creditors meetings convened by the arrangement manager were delayed to August 22, 2021.

As previously noted, the transaction is conditioned on the receipt of regulatory approvals from the Israeli Ministry of Communications and the Competition Commissioner in addition to the approval of the creditors' meetings and the insolvency court. There is no certainty that the required approvals will be obtained or that the transaction will be executed in accordance with the offer or with changes.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 22, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary